SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                                (Amendment No. )*







                         Network Computing Devices, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  64120N100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ]      Rule 13d-1(b)

  [X]      Rule 13d-1(c)

  [ ]      Rule 13d-1(d)






* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64120N100


    1)    Names of Reporting Person

          S.S. or I.R.S. Identification No. of Above Person

              Tudor Investment Corporation

              22-2514825

    2)    Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)

          (b)     X

    3)    SEC Use Only

    4)    Citizenship or Place of Organization            Delaware


 Number of Shares    (5) Sole Voting Power                 0

 Beneficially Owned  (6) Shared Voting Power         756,100

 by Each Reporting   (7) Sole Dispositive Power            0

 Person With         (8) Shared Dispositive Power    756,100


    9)    Aggregate Amount Beneficially Owned by Each Reporting Person

          756,100

   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

   11)    Percent of Class Represented by Amount in Row 9            4.7%

   12)    Type of Reporting Person (See Instructions)                 CO

CUSIP No. 64120N100


    1)    Names of Reporting Person

          S.S. or I.R.S. Identification No. of Above Person

              Paul Tudor Jones, II

    2)    Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)

          (b)     X

    3)    SEC Use Only

    4)    Citizenship or Place of Organization       USA


 Number of Shares    (5) Sole Voting Power                 0

 Beneficially Owned  (6) Shared Voting Power         810,000

 by Each Reporting   (7) Sole Dispositive Power            0

 Person With         (8) Shared Dispositive Power    810,000


    9)    Aggregate Amount Benficially Owned by Each Reporting Person

          810,000

   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

   11)    Percent of Class Represented by Amount in Row 9        5.1%

   12)    Type of Reporting Person (See Instructions)             IN

CUSIP No. 64120N100


    1)    Names of Reporting Person

          S.S. or I.R.S. Identification No. of Above Person

              Tudor BVI Futures, Ltd.

    2)    Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)

          (b)     X

    3)    SEC Use Only


    4)    Citizenship or Place of Organization      British Virgin Islands


 Number of Shares    (5) Sole Voting Power                 0

 Beneficially Owned  (6) Shared Voting Power         215,100

 by Each Reporting   (7) Sole Dispositive Power            0

 Person With         (8) Shared Dispositive Power     215,100


    9)    Aggregate Amount Beneficially Owned by Each Reporting Person

          215,100

   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

   11)    Percent of Class Represented by Amount in Row 9          1.3%

   12)    Type of Reporting Person (See Instructions)               CO

CUSIP No. 64120N100


    1)    Names of Reporting Person

          S.S. or I.R.S. Identification No. of Above Person

              Tudor Proprietary Trading, L.L.C.

              13-3720063

    2)    Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)

          (b)     X

    3)    SEC Use Only

    4)    Citizenship or Place of Organization        Delaware


 Number of Shares    (5) Sole Voting Power                 0

 Beneficially Owned  (6) Shared Voting Power          53,900

 by Each Reporting   (7) Sole Dispositive Power            0

 Person With         (8) Shared Dispositive Power     53,900


    9)    Aggregate Amount Beneficially Owned by Each Reporting Person

          53,900

   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

   11)    Percent of Class Represented by Amount in Row 9            0.3%

   12)    Type of Reporting Person (See Instructions)                  OO

CUSIP No. 64120N100


    1)    Names of Reporting Person

          S.S. or I.R.S. Identification No. of Above Person

          The Raptor Global Fund L.P.

              13-3735415

    2)    Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)

          (b)     X

    3)    SEC Use Only

    4)    Citizenship or Place of Organization              Delaware


 Number of Shares    (5) Sole Voting Power                 0

 Beneficially Owned  (6) Shared Voting Power         105,900

 by Each Reporting   (7) Sole Dispositive Power            0

 Person With         (8) Shared Dispositive Power    105,900


    9)    Aggregate Amount Beneficially Owned by Each Reporting Person

          105,900

   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

   11)    Percent of Class Represented by Amount in Row 9           0.7%

   12)    Type of Reporting Person (See Instructions)                 PN

CUSIP No. 64120N100


    1)    Names of Reporting Person

          S.S. or I.R.S. Identification No. of Above Person

              The Raptor Global Fund Ltd.

    2)    Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)

          (b)     X

    3)    SEC Use Only

    4)    Citizenship or Place of Organization            Cayman Islands


 Number of Shares    (5) Sole Voting Power                 0

 Beneficially Owned  (6) Shared Voting Power         386,200

 by Each Reporting   (7) Sole Dispositive Power            0

 Person With         (8) Shared Dispositive Power    386,200


    9)    Aggregate Amount Beneficially Owned by Each Reporting Person

          386,200

   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

   11)    Percent of Class Represented by Amount in Row 9             2.4%

   12)    Type of Reporting Person (See Instructions)                   CO

CUSIP No. 64120N100


    1)    Names of Reporting Person

          S.S. or I.R.S. Identification No. of Above Person

              The Upper Mill Capital Appreciation Fund Ltd.

    2)    Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)

          (b)     X

    3)    SEC Use Only

    4)    Citizenship or Place of Organization              Cayman Islands


 Number of Shares    (5) Sole Voting Power                 0

 Beneficially Owned  (6) Shared Voting Power          49,000

 by Each Reporting   (7) Sole Dispositive Power            0

 Person With         (8) Shared Dispositive Power     49,000


    9)    Aggregate Amount Beneficially Owned by Each Reporting Person

          49,000

   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

   11)    Percent of Class Represented by Amount in Row 9     0.3%

   12)    Type of Reporting Person (See Instructions)           CO

Item 1(a).  Name of Issuer:

            Networking Computing Devices, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:

            350 N. Bernardo Ave.
            Mountainview, CA 94043


Item 2(a).  Name of Person Filing:

            Tudor Investment Corporation ("TIC")
            Paul Tudor Jones, II
            Tudor BVI Futures, Ltd. ("Tudor BVI")
            Tudor Proprietary Trading, L.L.C. ("TPT")
            The Raptor Global Fund L.P. ("Raptor L.P.")
            The Raptor Global Fund Ltd. ("Raptor Ltd.")
            The Upper Mill Capital Appreciation Fund Ltd. ("Upper Mill")

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The principal business office of each of TIC, TPT, and Raptor L.P.
            is:

                  600 Steamboat Road
                  Greenwich, CT 06830

            The principal business office of Mr. Jones is:

                  c/o Tudor Investment Corporation
                  600 Steamboat Road
                  Greenwich, CT 06830

            The principal business office of each of Tudor BVI, Raptor Ltd. and Upper Mill is:

                  c/o CITCO
                  Kaya Flamboyan 9
                  Curacao, Netherland Antilles


Item 2(c).  Citizenship:

            TIC is a Delaware corporation
            Tudor BVI is a  company  organized  under  the laws of the  British
              Virgin Islands
            Mr. Jones is a citizen of the United States
            Raptor L.P. is a Delaware limited partnership
            TPT is a Delaware limited liability company
            Raptor Ltd. and Upper Mill are companies  organized  under the laws of the Cayman Islands


Item 2(d).  Title of Class of Securities:

            Common Stock


Item 2(e).  CUSIP Number:

            64120N100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) [ ] Broker or Dealer registered under section 15 of the Act
         (b) [ ] Bank as defined in section 3(a)(6) of the Act
         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
         (d) [ ] Investment Company registered under section 8 of the Investment Company Act
         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
         (f) [ ] Employment Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)
         (g) [ ] Parent Holding Company, in accordance with section 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)
         (h) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership (As of May 6, 1999).

         (a) Amount Beneficially Owned:  See Item 9 of cover pages

         (b) Percent of Class: See Item 11 of cover pages

         (c) Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote
                  See Item 5 of cover pages

            (ii)  shared power to vote or to direct the vote
                  See Item 6 of cover pages

            (iii) sole power to dispose or to direct the disposition of
                  See Item 7 of cover pages

            (iv) shared power to dispose or to direct the disposition of See Item 8 of cover pages

              Because TIC is the sole general partner of Raptor L.P. and provides investment advisory services to Raptor Ltd., Raptor L.P., Tudor BVI and Upper Mill, TIC may be deemed to beneficially own the shares of Common Stock owned by each of such Reporting Persons. TIC expressly disclaims such beneficial ownership. In addition, because Mr. Jones is the controlling shareholder of TIC and the indirect controlling equity holder of TPT, Mr. Jones may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by TIC and TPT. Mr. Jones expressly disclaims such beneficial ownership.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         See cover pages

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Dated:   May 7, 1999

                                    TUDOR INVESTMENT CORPORATION


                                    By:       /s/ Andrew S. Paul
                                        ----------------------------------------
                                        Andrew S. Paul
                                        Managing Director and General Counsel


                                              /s/ Paul Tudor Jones, II
                                        ----------------------------------------
                                        Paul Tudor Jones, II

                                    TUDOR BVI FUTURES, LTD.

                                    By: Tudor Investment Corporation,
                                        Trading Advisor


                                        By:   /s/ Andrew S. Paul
                                        ----------------------------------------
                                             Andrew S. Paul
                                             Managing  Director  and  General
                                             Counsel

                                    TUDOR PROPRIETARY TRADING, L.L.C.


                                    By:       /s/ Andrew S. Paul
                                        ----------------------------------------
                                        Andrew S. Paul
                                        Managing Director and General Counsel


                                    THE RAPTOR GLOBAL FUND L.P.

                                    By: Tudor Investment Corporation,
                                        General Partner


                                        By:   /s/ Andrew S. Paul
                                        ----------------------------------------
                                        Andrew S. Paul
                                        Managing Director and General Counsel

                                    THE RAPTOR GLOBAL FUND LTD.

                                    By: Tudor Investment Corporation,
                                        Investment Advisor


                                        By:   /s/ Andrew S. Paul
                                        ----------------------------------------
                                        Andrew S. Paul
                                        Managing Director and General Counsel


                                   THE UPPER MILL CAPITAL APPRECIATION FUND LTD.

                                   By:   Tudor Investment Corporation,
                                         Sub-Investment Manager


                                          By: /s/ Andrew S. Paul
                                          --------------------------------------
                                          Andrew S. Paul
                                          Managing Director and General Counsel